Exhibit 17
Miguel A. Vázquez Deynes
October 17, 2007
Mr. José J. Gil de Lamadrid
Chairman Board of Directors
Oriental Financial Group
997 San Roberto Street, 10th Floor
Professional Offices Park, S.E.
San Juan, PR 00926
Dear José:
I wish to present my immediate resignation from the Board of Directors of Oriental Financial Group, as per our conversation yesterday.
Personally, it was a pleasure to serve the Institution, and I thank you for having placed your trust in me.
Sincerely,
/s/ Miguel Vázquez Deynes